June 13, 2012

VIA HARD COPY AND EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 28, 2011

Filed December 21, 2011

File No. 1-03011

Dear Mr. Cash,

This letter responds on behalf of The Valspar Corporation (the “Company”) to your comment letter to Ms. Lori A. Walker dated May 17, 2012 with respect to the filing listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the fiscal year ended October 28, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies and Estimates, page 20

Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 20

1.	We note your responses to prior comment one and appreciate the additional information you have provided. Please address the following:

•	In the bullet of your response, you stated that you “allocated the total goodwill of the industrial operating segment at the time of the impairment analysis to the reporting units based on the relative fair value, which was primarily influenced by the net sales of the respective reporting units.” Please more fully explain to us how you determined the relative fair value of each reporting unit and why such determination was primarily influenced by each reporting unit’s net sales.

Mr. John Cash

June 13, 2012

To clarify our response dated April 11, 2012, we followed the guidance in ASC 350-20-35-45 and -53 to allocate the goodwill to the identified reporting units. This allocation was based on the relative fair value of the respective components at the time they were identified as separate reporting units for purposes of our goodwill impairment testing.  When determining fair value, we considered all relevant factors and evidence for fair value, including both income and market approaches.  For the income approach, we considered the operating results of the components and the other significant valuation inputs, including working capital requirements, capital expenditures, operating cost requirements and appropriate discount and risk factors.  For the market approach, we considered ASC 350-20-35-24, which states that "when estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used."  Our analysis indicated that the market approach using a revenue multiple provided the most appropriate fair value determination because it was objectively determinable and required fewer subjective allocations.

•	Please more fully demonstrate to us how you determined that the operating segments you aggregate into your Coatings reportable segment are economically similar by separately providing us revenue trends, gross profit margins and operating margins for Industrial, Packaging and Wood during the last five years.

The second bullet point of the Staff’s March 28, 2012 letter asked us to address the economic similarities of the operating segments in the Coatings reportable segment, especially in light of our disclosures regarding our expectations for the wood coatings product line. The wood product line is not an operating segment, although it has been a reporting unit for goodwill impairment testing purposes since the third quarter of 2011. Due to the relative size of our wood product line (relatively small within the industrial operating segment), the recent fluctuation in wood product line gross margins has had little impact on the industrial operating segment as a whole. Going forward, we expect our wood product line gross margins to improve as a result of our 2011 restructuring initiatives.

The packaging operating segment and the industrial operating segment (which includes our general industrial, coil and wood product lines) continue to meet the reportable segment aggregation criteria as they have similar economic characteristics (gross margins) and qualitative factors per ASC 280-10-50-11. We expect our operating segments to remain comparable as recent restructuring actions and new business opportunities in the industrial operating segment are expected to yield higher gross margins, and expansion in developing countries in the packaging operating segment is expected to yield lower gross margins.

We regularly monitor our operating segments and if the criteria for aggregation are no longer met, we will adjust accordingly.

As requested by the Staff, please refer to Appendix I for revenue trends, gross profit margins and operating margins during the last five years.

Mr. John Cash

June 13, 2012

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments, and we look forward to discussing our responses with you.

Sincerely,

/s/Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer

Cc:	Julie Kunkel, Partner, Ernst & Young LLP Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP

Mr. John Cash

June 13, 2012

Appendix I

On behalf of The Valspar Corporation and pursuant to 17 C.F.R. Section 200.83 (Rule 83), confidential treatment has been requested for this Appendix and its contents, which is identified by Bates number VAL001 in the applicable FOIA Confidential Treatment Request.